Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
I Bella Perfect Holdings Limited	British Virgin Islands
I Bella Sdn Bhd	Malaysia
I Bella Inspire Sdn Bhd	Malaysia
I Bella (Setia Alam) Sdn Bhd	Malaysia